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                                                                     Exhibit 2.4

                                                        CONFORMED COMPOSITE COPY

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                        KBI ASSET CONTRIBUTION AGREEMENT

                            Dated as of June 19, 1998
                                     Between
                                      [TR],
                                      [KB],
                                      [KBI]
                                       and
                                    [KBI SUB]



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                                TABLE OF CONTENTS

                                                                            Page

                             ARTICLE 1 - DEFINITIONS

1.1   Definitions..........................................................  2

               ARTICLE 2 - EQUAL KNOWLEDGE; WARRANTY DISCLAIMER

2.1   Equal Knowledge......................................................  6
2.2   Warranty Disclaimer..................................................  6

       ARTICLE 3 - CONVEYANCE OF THE BUSINESS AND ACQUIRED ASSETS, ETC.

3.1   Agreement to Convey..................................................  7
3.2   Business.............................................................  7
3.3   Acquired Assets......................................................  7
3.4   Excluded Assets......................................................  9
3.5   Assumption of Liabilities............................................ 11
3.6   Excluded Liabilities................................................. 12
3.7   Closing.............................................................. 13
3.8   Deliveries by KBI.................................................... 13
3.9   Deliveries by KBI Sub................................................ 13
3.10  Consent of Third Parties............................................. 13

                          ARTICLE 4 - INTERIM COVENANTS

4.1   Conduct of Business.................................................. 14

                   ARTICLE 5 - CERTAIN ADDITIONAL COVENANTS

5.1   Certain Tax Matters.................................................. 15
5.2   Records.............................................................. 15
5.3   Discharge of Obligations............................................. 16
5.4   Delivery of Funds.................................................... 16

                          ARTICLE 6 - EMPLOYEE MATTERS

6.1   KBI Employees........................................................ 16
6.2   Employee Benefit Plans............................................... 16
6.3   Plan Amendments and Terminations..................................... 17
6.4   Severance and WARN Act Liabilities................................... 17
6.5   Employment Records and Taxes......................................... 17

                              ARTICLE 7 - SURVIVAL

7.1   Survival............................................................. 18


                                      -i-
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                                TABLE OF CONTENTS
                                   (continued)
                                                                            Page

                     ARTICLE 8 - TERMINATION; MISCELLANEOUS

8.1   Termination.......................................................... 18
8.2   Assignment and Release............................................... 18
8.3   Bulk Transfer........................................................ 19
8.4   Indemnity............................................................ 19
8.5   Third Party Rights................................................... 19
8.6   Specific Performance................................................. 19
8.7   Certain Related Provisions in the Master Restructuring
      Agreement............................................................ 19

Exhibit A    Assignment and Assumption Agreement


                                      -ii-
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                        KBI ASSET CONTRIBUTION AGREEMENT

            ASSET CONTRIBUTION AGREEMENT, dated as of June 19, 1998, by and between [TR], a New Jersey corporation ("TR"), [KB], a company limited by shares organized and existing under the laws of Sweden ("KB"), [KB TR] INC., a Delaware corporation ("KBI"), and [KBI SUB], a Delaware corporation and a direct wholly-owned subsidiary of KBI ("KBI Sub").

                                    RECITALS

            WHEREAS, TR, KB, KBI, KBI Sub and certain related entities are parties to that certain Master Restructuring Agreement of even date herewith (the "Master Restructuring Agreement");

            WHEREAS, KB Pharmaceuticals, L.P., a Delaware limited partnership (the "Partnership"), has been formed and, at the Closing (as defined below), shall be capitalized by KBLP, a Delaware limited partnership, as general partner, and KBI Sub, as limited partner, as provided, and upon the terms and subject to the conditions set forth, in the Master Restructuring Agreement;

            WHEREAS, KBI and KBI Sub are parties to that certain Selected Compounds Contribution Agreement (as defined below) of even date herewith, pursuant to which, upon the terms and subject to the conditions set forth therein and in the Master Restructuring Agreement, at the Closing, KBI shall assign to KBI Sub all of KBI's rights with respect to certain Compounds (as defined below) and rights with respect to certain uses of Compounds under the Amended and Restated KBI License (as defined below);

            WHEREAS, pursuant to the Master Restructuring Agreement and upon the terms and subject to the conditions set forth therein, at the Closing, KBI and KBI Sub shall enter into the Trademark Rights Contribution Agreement (as defined below), pursuant to which KBI shall assign to KBI Sub all of KBI's rights under the Amended and Restated KBI License with respect to Trademarks (as such term is defined in the Amended and Restated KBI License);

            WHEREAS, KBI desires to grant to KBI Sub as a contribution to the capital of KBI Sub, and KBI Sub desires to acquire from KBI, the right to acquire the business and certain assets and liabilities of KBI (as provided herein);

            WHEREAS, pursuant to the Master Restructuring Agreement and upon the terms and subject to the conditions set forth therein, at the Closing, KBI Sub shall assign to the Partnership all of KBI Sub's rights under this Agreement as part of KBI Sub's Original Capital Contribution (as defined in the Partnership Agreement defined below), subject to the assumption by the Partnership of KBI Sub's obligations hereunder, and the Partnership shall accept such assignment and shall assume the obligations of KBI Sub hereunder; and
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                                                                               2


            WHEREAS, pursuant to the Master Restructuring Agreement and upon the terms and subject to the conditions set forth therein and in this Agreement, subsequent to the assignment of KBI Sub's rights under this Agreement and the assumption by the Partnership of KBI Sub's obligations hereunder and effective as of the Effective Time (as defined below), KBI shall transfer the aforesaid business and assets to the Partnership, subject to the assumption by the Partnership of KBI Sub's obligations hereunder;

            NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein and in the other Initial Agreements (as defined below), the parties agree as follows:


                                    ARTICLE 1


                                   DEFINITIONS

            1.1 Definitions. As used in this Agreement the following terms shall have the following respective meanings:

            "Acquired Assets" shall have the meaning set forth in Section 3.3.

            "Affiliate" shall have the meaning set forth in the Master Restructuring Agreement.

            "Agreement" shall mean this KBI Asset Contribution Agreement, as the same may be amended from time to time in accordance with the terms hereof.

            "Amended and Restated KBI License" shall have the meaning set forth in the Master Restructuring Agreement.

            "Ancillary Agreements" shall have the meaning set forth in the Master Restructuring Agreement.

            "Assignment Agreement" shall have the meaning set forth in
Section 8.2.

            "Assumed Liabilities" shall have the meaning set forth in Section
3.5.

            "Business" shall have the meaning set forth in Section 3.2.

            "business day" shall have the meaning set forth in the Master Restructuring Agreement.

            "Butterfly Loan Agreements" shall have the meaning set forth in the Master Restructuring Agreement.
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                                                                               3


            "Closing" shall have the meaning set forth in the Master Restructuring Agreement.

            "Closing Date" shall have the meaning set forth in the Master Restructuring Agreement.

            "Compound" shall have the meaning set forth in the Master Restructuring Agreement.

            "Contracts" shall mean all (i) written and oral contracts, licenses, commitments, agreements and instruments, including all customer contracts, operating contracts and distribution contracts relating to the Business, (ii) sales and purchase orders and supply agreements and other agreements relating to the Business, (iii) leases of Equipment and Real Property relating to the Business, (iv) all agency, clinical research, credit, confidentiality, consulting, development, grant, license, market share rebate, reporting, services, sales technology and other contracts and (v) other contracts, licenses, agreements and instruments relating to the Business.

            "Effective Time" shall have the meaning set forth in the Master Restructuring Agreement.

            "Equipment" shall have the meaning set forth in Section 3.3(b).

            "Excluded Assets" shall have the meaning set forth in Section 3.4.

            "Excluded Liabilities" shall have the meaning set forth in
Section 3.6.

            "FDA" shall have the meaning set forth in the Master
Restructuring Agreement.

            "GAAP" shall mean U.S. generally accepted accounting principles, applied on a consistent basis.

            "Governmental Entity" shall mean (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent, commission, board, or Governmental Entity of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing governmental authority under or for the account of any of the foregoing.

            "Income Taxes" shall mean any federal, state and local income taxes, including any interest, penalty or addition thereto, whether disputed or not.

            "Indemnity Losses" shall have the meaning set forth in the Master Restructuring Agreement.

            "Initial Agreements" shall have the meaning set forth in the
Master Restructuring Agreement.
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                                                                               4


            "Intellectual Property" shall mean all patents (including all reissues, divisions, continuations and extensions thereof), patent rights, service marks, trademarks and trade names, all product names, all assumed or fictitious names and the logos associated therewith (except for those trademarks, tradenames, product names, assumed or fictitious names and the logos associated therewith which contain "TR"), copyrights, registrations and applications for the foregoing, licenses and other contractual rights with respect to the foregoing and other such property and intangible rights.

            "Inter-Affiliate License Agreement" shall have the meaning set forth in the Master Restructuring Agreement.

            "Inventory" shall have the meaning set forth in Section 3.4(b).

            "KBI Shared Liabilities" shall mean the Excluded Liabilities referred to in Section 3.6(e).

            "KBI Sub Shares" shall mean all of the outstanding shares of capital stock of KBI Sub.

            "KBI-E Shares" shall mean all of the outstanding shares of capital stock of KBI-E, a Delaware corporation and a wholly-owned subsidiary of KBI.

            "KBI-P Shares" shall mean all of the outstanding shares of common stock of [KB TR] Pharmaceuticals, Inc., a Delaware corporation and a wholly-owned subsidiary of KBI.

            "KB USA" shall have the meaning set forth in the Master Restructuring Agreement.

            "Liabilities" shall mean, as to any Person, all commitments, obligations or liabilities of any kind or nature, whether known or unknown, absolute or contingent, matured or unmatured whether accrued, vested or otherwise, and whether or not actually reflected, or required by GAAP to be reflected, in such Person's balance sheets or other books or records.

            "Master Restructuring Agreement" shall have the meaning set forth in the Recitals.

            "Material Adverse Effect" shall mean a change or effect (or series of related changes or effects) which has or is reasonably likely to have a material adverse change in or effect upon the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Business or the Acquired Assets, taken as a whole.

            "Partnership Agreement" shall have the meaning set forth in the Master Restructuring Agreement.

            "Permits" shall have the meaning set forth in Section 3.3(j).

            "Person" shall have the meaning set forth in the Master
Restructuring Agreement.
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                                                                               5


            "Plan" shall mean (i) any employee benefit plan, arrangement or policy (whether or not written and whether or not subject to the Employee Retirement Income Security Act of 1974, as amended), including, without limitation, any stock option, stock purchase, stock award, retirement, pension, deferred compensation, profit sharing, savings, incentive, bonus, health, dental, hearing, vision, drug, life insurance, cafeteria, flexible spending, dependent care, fringe benefit, vacation pay, holiday pay, disability, sick pay, workers compensation, unemployment, severance pay, employee loan, educational assistance plan, policy or arrangement, and (ii) any employment, indemnification, change-in-control, consulting or severance agreement, under which any current or former employee, consultant or director of KBI has any present or future right to benefits or under which KBI has any present or future liability.

            "P&G Agreements" shall mean the License Agreement by and among KBI and KBI-E and The Procter & Gamble Co. ("P&G") dated as of November 20, 1997, and all amendments and agreements relating thereto, the Supply Agreement between KB and TR dated as of November 20, 1997, and all amendments and agreements relating thereto, and the Co-promotion Agreement dated as of December 8, 1997 between KBI and The Procter & Gamble Distributing Co. and all amendments and agreements relating thereto, except for those terminated pursuant to Section 2.8 of the Master Restructuring Agreement.

            "Real Property" shall mean all real property, together with all fixtures, fittings, buildings, structures and other improvements erected thereon, and easements, rights of way, water lines, rights of use, licenses, hereditaments, tenements, privileges and other appurtenances thereto (such as appurtenant rights in and to public streets).

            "Selected Compounds Contribution Agreement" shall have the meaning set forth in the Master Restructuring Agreement.

            "Taxes" shall mean any federal, state and local income, payroll, withholding, excise, sales, use, lease, personal and other property, use and occupancy, business and occupation, mercantile, real estate, gross receipts, license, employment, severance, stamp, premium, windfall profits, social security (or similar unemployment), disability, transfer, registration, value added, alternative, or add-on minimum, estimated, or capital stock and franchise and other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

            "Technical Information" shall mean all scientific and technical information, data, and know-how, including, without limitation, (i) research and preclinical and clinical data; (ii) information, data and know-how relating to any device for the administration of any Compound or which is used in the marketing of any Compound; and (iii) information, data and know-how relating to any manufacturing process.

            "Technology" shall mean all formulae, processes, procedures, designs, ideas, research records, inventions, records of inventions, test information, technical information, engineering data, marketing know-how, proprietary information, manufacturing information, know-how, and trade secrets (and all related manuals, books, files, journals, models, instructions, patterns, drawings, blueprints, plans, designs specifications, equipment lists, parts lists,
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                                                                               6


descriptions, data, art work, software, computer programs and source code data related thereto including all current and historical data bases).

            "Third Party" shall have the meaning set forth in the Master Restructuring Agreement.

            "Trademark Rights Contribution Agreement" shall have the meaning set forth in the Master Restructuring Agreement.

            "Transfer" shall have the meaning set forth in the Master Restructuring Agreement.

            "Transferred Contracts" shall have the meaning set forth in
Section 3.3(i).

            "Transferred Employees" shall mean employees of KBI who are employed by KBI Sub following the Closing.

            "WARN Act" shall mean the Worker Adjustment and Retraining Notification Act, as codified at 29 U.S.C. Sections 2102-2109, as amended.

            "1982 JV Agreement" shall have the meaning set forth in the Master Restructuring Agreement.

            All capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Master Restructuring Agreement. Unless otherwise expressly specified herein, defined terms in the singular shall also include the plural and vice versa.


                                    ARTICLE 2


                      EQUAL KNOWLEDGE; WARRANTY DISCLAIMER

            2.1 Equal Knowledge. KB and TR hereby acknowledge and agree that each of them has equal knowledge regarding KBI, the Business, the Acquired Assets and the Assumed Liabilities.

            2.2 Warranty Disclaimer. TR AND KBI MAKE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, EITHER HEREIN OR OTHERWISE, AS TO THE BUSINESS, THE ACQUIRED ASSETS, THE ASSUMED LIABILITIES, THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OTHER MATTER PERTAINING TO ANY OF THE FOREGOING. WITHOUT LIMITING THE FOREGOING, THE ACQUIRED ASSETS ARE BEING CONVEYED, TRANSFERRED, ASSIGNED AND DELIVERED AND THE ASSUMED LIABILITIES ARE BEING ASSUMED "AS IS" AND "WHERE IS", AND TR AND KBI HEREBY DISCLAIM ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, AS TO THE
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                                                                               7


CONDITION OF THE BUSINESS AND THE ACQUIRED ASSETS, INCLUDING, WITHOUT LIMITATION, THE WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.


                                    ARTICLE 3


             CONVEYANCE OF THE BUSINESS AND ACQUIRED ASSETS, ETC.

            3.1 Agreement to Convey. Upon the terms and subject to the conditions set forth in this Agreement and the Master Restructuring Agreement and upon the written demand of KBI Sub, which may be made at any time after the purchase by TR Holdings of the KBI Common Shares as provided in Section 2.4(b) of the Master Restructuring Agreement, and effective as of the Effective Time (except with respect to the assets described in Section 3.3(d), which shall be contributed to KBI Sub at the Closing), KBI shall, and TR shall cause KBI to, convey, grant, transfer, set over, assign and deliver to KBI Sub, and KBI Sub shall accept and acquire from KBI, all of KBI's right, title and interest in and to the Business and the Acquired Assets; provided, however, that nothing in this Agreement shall require KBI to convey, grant, transfer, set over, assign or deliver any right, title or interest in or to the Excluded Assets.

            3.2 Business. The "Business" shall mean the entire business conducted by KBI at the date hereof.

            3.3 Acquired Assets. "Acquired Assets" shall mean all of the assets, properties and rights owned, used or held for use in connection with, or that are required for the conduct of, the Business of every kind, nature and description, wherever such assets, properties and rights are located and whether such assets, properties and rights are real, personal or mixed, tangible or intangible, and whether or not any of such assets, properties and rights have any value for accounting purposes or are carried or reflected on or specifically referred to in KBI's books or financial statements, other than the Excluded Assets. The Acquired Assets shall include, without limitation, all of the assets, properties and rights set forth below that are not Excluded Assets:

                        (a)   all Real Property owned or leased by KBI;

                        (b) to the extent not included in clause (a) above, all
            tangible assets and properties owned, used or held for use by KBI in connection with the Business, including cars, trucks and other transportation equipment, all laboratory testing and other machinery and equipment, tools, spare parts, furniture, office equipment, furnishings and fixtures and machinery and equipment under order or construction (the "Equipment");

                        (c) all administrative and other supplies owned, used or
            held for use by KBI with respect to the Business;
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                                                                               8


                        (d) cash in the amount determined in accordance with
            Section 2.5(a) of the Master Restructuring Agreement;

                        (e) all billed and unbilled accounts receivable and all
            notes receivable relating to the Business including without limitation all billed and unbilled accounts receivable and notes receivable from Merck-Medco Managed Care L.L.C.;

                        (f) all credits, prepaid expenses, deferred charges,
            advance payments, security deposits and deposits owned, used or held for use by KBI with respect to the Business;

                        (g) all Intellectual Property owned, used or held for
            use by KBI with respect to the Business, but specifically excluding the Contracts identified in Section 3.4 and the Intellectual Property licensed to KBI pursuant thereto;

                        (h) all Technical Information and Technology owned, used
            or held for use by KBI with respect to the Business, but specifically excluding the Contracts identified in Section 3.4 hereof and the Technical Information and Technology licensed to KBI pursuant thereto;

                        (i) except for the Contracts referred to in Section 3.4
            hereof, all Contracts (including without limitation the P&G Agreements and the Research Agreement made and entered into as of November 1, 1994 between TR and KBI with respect to the product consisting of the combination of enalapril and felodipine) (the "Transferred Contracts");

                        (j) all franchises, approvals, permits, authorizations,
            governmental licenses, orders, registrations, certificates, variances, and other similar permits or rights obtained from any Governmental Entity relating to the conduct of the Business or the Real Property owned or leased by KBI and all pending applications therefor, in each case to the extent transferable (the "Permits"), including without limitation all IND's and NDA's (as such terms are defined in the Amended and Restated KBI License) and all other FDA and other registrations which relate to the development, manufacture, use or sale of Compounds, as such term is defined in the Amended and Restated KBI License;

                        (k) all books and records, including books of account,
            general, financial, accounting and personnel records, ledgers, files, invoices, documents (including originally executed copies of written Contracts, customer and supplier lists (past, present or future), correspondence, memoranda, forms, lists, plats, architectural plans, drawings and specifications (including engineering drawings, plans, specifications and other documents related to capital improvements related to Equipment expansions and modifications), copies of documents evidencing Intellectual Property, Technical Information or Technology, new product development materials, creative materials, advertising and promotional materials, catalogs, price lists, mailing lists, studies, reports, sales materials and records, purchasing materials and records, records relating to the Transferred Employees, photographs, records of plant operations and materials used, quality control records and procedures, equipment maintenance records, manuals and warranty information, research and development files, data and laboratory books, inspection processes, in each case, whether in hard copy or magnetic format, in each instance, to the extent used or held for use with respect to the Businesses;

                        (l) all rights or choses in action arising out of
            occurrences before, on or after the Closing Date and related to the Business, including Third Party warranties and guarantees and all related claims, credits, rights of recovery and set-off and other similar contractual rights, as to Third Parties held by or in favor of KBI and arising out of, resulting from or relating to the Business or the Acquired Assets; and

                        (m) all rights to insurance and condemnation proceeds
            relating to the damage, destruction, taking or other impairment of the Acquired Assets which damage, destruction, taking or other impairment occurs on or prior to the Closing Date.

            3.4 Excluded Assets.(1) Notwithstanding any other provision of this Agreement, the following assets, properties and rights (the "Excluded Assets") are not included in the Acquired Assets, and KBI shall not convey to KBI Sub, and KBI Sub shall not acquire from KBI, any rights in or to any of the following:

                        (a) cash and cash equivalents in excess of the amount provided for in Section 3.3(d) hereof;

                        (b) all inventories, including without limitation
            finished goods, work-in-progress, raw materials, packaging materials, and goods held for sale or to be furnished under Contracts, owned, used or held for use by KBI with respect to the Business (the "Inventory");

                        (c) the Butterfly Loan Agreements and the
            Inter-Affiliate License Agreement, which are to be terminated at the Closing in accordance with Sections 2.2(a) and 2.8, respectively, of the Master Restructuring Agreement;

                        (d) the following Contracts:

--------
(1) Pursuant to paragraph 2 of the letter agreement dated July 1, 1998 (concerning the settlement of intercompany accounts) and notwithstanding anything to the contrary in the Master Restructuring Agreement (including without limitation Section 2.2(a) thereof) or this Agreement, Parent Balances (as defined in Exhibit B to such letter agreement) (i) shall be settled in accordance with the procedures set forth in such Exhibit B and (ii) shall be deemed to be Excluded Assets or Excluded Liabilities, as the case may be, pursuant to this Agreement.

                              (i) the 1982 JV Agreement and the Ancillary
                  Agreements referred to therein, as such agreements have been amended or amended and restated prior to the date hereof;

                              (ii) the Consolidated Income Tax Return Tax
                  Sharing Agreement to which KBI is a party; and

                              (iii) (x) the License Agreement made and entered
                  into as of January 1, 1992 by and between TR and Bayer AG, (y) the License Agreement made and entered into as of November 1, 1994 between TR and KBI, and (z) the Supply Agreement made and entered into as of November 1, 1994 between TR and KBI, each with respect to the product consisting of the combination of enalapril and felodipine.

                        (e) the Master Restructuring Agreement, the other
            Initial Agreements and the Ancillary Agreements (as such terms are defined in the Master Restructuring Agreement);

                        (f) the following securities:

                              (i)   the KBI-E Shares;

                              (ii)  the KBI-P Shares;

                              (iii) the KBI Sub Shares; and

                              (iv) the outstanding shares of any other
                  subsidiary of KBI;

                        (g) all Intellectual Property, Technology or Technical
            Information licensed to KBI under or pursuant to any of the Contracts included in the Excluded Assets;

                        (h) assets conveyed by KBI pursuant to the Trademark
            Rights Contribution Agreement or the Selected Compounds Contribution Agreement;

                        (i) all claims, rights, credits and interests arising
            under, resulting from or related to any Excluded Asset, including without limitation warranties and guarantees;

                        (j) all rights, choses in action, claims, counterclaims,
            credits, rights of recovery and set-off and other similar rights related to any Excluded Liability, including without limitation warranties and guarantees, held by or in favor of KBI;

                        (k) any rights to refunds, credits, overpayments or
            other adjustments with respect to Income Taxes;

                        (l) any right, title or interest in the "TR" name or the
            TR logo and any derivation of such name or logo, subject to the limited and temporary right to use such name as specifically permitted by Section 3.4 of the Master Restructuring Agreement; and

                        (m) KBI's corporate seal, minute books, stock ledger,
            Income Tax returns and duplicate copies of all books and records.

            3.5 Assumption of Liabilities. Subject to the terms and conditions set forth in this Agreement and the Master Restructuring Agreement and except as set forth in Section 3.6 hereof, effective as of the Effective Time, KBI Sub shall assume and agree to perform when due all of the Liabilities of KBI, including without limitation:

                        (a) Liabilities arising out of the Transferred Contracts
            (whether before, on or after the Closing Date), including without limitation, all liabilities arising out of or relating to the P&G Agreements, and any and all Liabilities arising out of or resulting from the assignment of any Transferred Contract to KBI Sub or the further assignment of any such Contract to, and the performance of any such Contract by, the Partnership;

                        (b) Liabilities associated with returns in respect of or
            otherwise associated with or arising out of products sold by KBI on or prior to the Closing Date, including without limitation obligations with respect to rebates, chargebacks and similar arrangements;

                        (c) Liabilities described in Article 6 hereof to be
            paid, assumed or borne by KBI Sub;

                        (d) all billed and unbilled accounts payable and notes
            payable to Merck-Medco Managed Care L.L.C.; and

                        (e) Liabilities otherwise arising out of the
            consummation of the transactions contemplated by this Agreement or the Master Restructuring Agreement (other than Liabilities with respect to Income Taxes);

provided, however, that nothing in this Agreement shall require KBI Sub to assume or perform any of the Excluded Liabilities. The Liabilities assumed hereby are referred to herein as the "Assumed Liabilities."

            3.6 Excluded Liabilities.(2) Notwithstanding anything to the contrary contained in this Agreement, KBI Sub shall not assume or be bound by or be obligated or responsible for any of the following Liabilities (the "Excluded Liabilities"):

                        (a) Liabilities of KBI arising under or out of the
            Master Restructuring Agreement, the other Initial Agreements and the Ancillary Agreements;

                        (b) Liabilities, if any, for dividends on the capital
            stock of KBI declared but unpaid as of the Closing Date;

                        (c) any Liability for Income Taxes;

                        (d) Obligations to be performed by KBI before, on or
            after the Closing Date under the Contracts identified in Sections 3.4(d) and 3.4(e) hereof;

                        (e) all contingent Liabilities (other than contingent
            Liabilities arising out of or relating to the P&G Agreements which shall be Assumed Liabilities) arising out of acts, omissions, conditions or circumstances existing at or prior to the Effective Time that are not recorded or reserved against or required to be recorded or reserved against in accordance with GAAP on the balance sheet of KBI as of the Closing Date, which balance sheet shall be prepared in accordance with Section 2.5(e) of the Master Restructuring Agreement (the "KBI Closing Date Balance Sheet") (except Liabilities for Income Taxes which shall remain Excluded Liabilities pursuant to Section 3.6(c) above whether or not there are amounts recorded or reserved against on the KBI Closing Date Balance Sheet); provided, however, that in the event any Liability (other than Liabilities for Income Taxes) is so disclosed or reserved against or required to be disclosed or reserved against with respect to any matter, all Liabilities with respect to or resulting from or arising out of such matter shall be Assumed Liabilities rather than Excluded Liabilities; and

                        (f) any Liabilities or obligations in respect of the
            Excluded Assets.

KBI shall provide to TR, KB and KBI Sub at the Closing a listing of all contingent Liabilities which have been reserved against or are required to be reserved against in accordance with GAAP on the balance sheet of KBI as of May 31, 1998 and of each actual or threatened claim, demand, suit, action or proceeding of which KBI has received notice as of the Closing Date.

----------
(2) Pursuant to paragraph 2 of the letter agreement dated July 1, 1998 (concerning the settlement of intercompany accounts) and notwithstanding anything to the contrary in the Master Restructuring Agreement (including without limitation Section 2.2(a) thereof) on this Agreement, Parent Balances (as defined in Exhibit B to such letter agreement) (i) shall be settled in accordance with the procedures set forth in such Exhibit B and (ii) shall be deemed to be Excluded Assets or Excluded Liabilities, as the case may be, pursuant to this Agreement.

            3.7 Closing. Upon the terms and subject to the conditions of this Agreement and the Master Restructuring Agreement, the closing of the transactions contemplated hereby shall take place at the Closing at the time provided for in the Master Restructuring Agreement. Notwithstanding any other provisions of this Agreement or the Master Restructuring Agreement, the results of all operations of the Business on the Closing Date shall be for the account and benefit of KBI Sub.

            3.8 Deliveries by KBI. At the Closing, KBI shall, and TR shall cause KBI to, deliver to KBI Sub the following documents, each to be effective as of the Effective Time:

                  (a) bills of sale and instruments of assignment to evidence the transfer to KBI Sub of the Acquired Assets (other than the Real Property owned by KBI, if any) in accordance herewith, duly executed by KBI;

                  (b) one or more quitclaim deeds of conveyance to KBI Sub of the Real Property owned by KBI sufficient to transfer to KBI Sub all of KBI's right, title and interest in and to such Real Property in accordance herewith, duly executed and acknowledged by KBI, and in recordable form; and

                  (c) all such other documents and instruments of conveyance, if any, as shall be necessary to transfer to KBI Sub the Acquired Assets in accordance herewith and, where necessary or desirable, in recordable form.

            3.9 Deliveries by KBI Sub. At the Closing, KBI Sub shall deliver to KBI instruments of assumption, effective as of the Effective Time, with respect to the Assumed Liabilities to evidence the assumption by KBI Sub of the Assumed Liabilities in accordance herewith, duly executed by KBI Sub.

            3.10 Consent of Third Parties. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any of the Contracts or Permits or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a Third Party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of KBI or KBI Sub as assignee thereunder. KBI shall, and TR shall cause KBI to, cooperate with KBI Sub in a mutually agreeable manner to obtain, at the cost and expense of KBI Sub, the consent of the other parties to any such Contract or Permit for the assignment thereof to KBI Sub. If such consent is not obtained prior to the Effective Time, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of KBI or KBI Sub as assignee thereunder so that KBI Sub would not in fact receive all such rights, KBI and KBI Sub will cooperate in a mutually agreeable arrangement under which KBI Sub would obtain the benefits and assume the obligations thereunder from and after the Effective Time in accordance with this Agreement, including subcontracting, sublicensing or subleasing to KBI Sub, or under which KBI would enforce for the benefit of KBI Sub, with KBI Sub assuming the obligations of KBI to the same extent as if it would have constituted an Assumed Liability and any and all rights of KBI against a Third Party thereto. TR hereby consents, and shall cause any of its Affiliates that is a party to any Contract to consent, to the assignment of any of such Contract or any claim or right or any benefit arising thereunder or resulting therefrom to KBI Sub. KBI shall and TR shall cause KBI to, pay promptly to KBI Sub when received all monies received by KBI after the Effective Time under any of the Contracts or any claim or right or any benefit arising thereunder to the extent that KBI Sub would be entitled thereto pursuant to this Agreement.


                                    ARTICLE 4


                                INTERIM COVENANTS

            4.1 Conduct of Business. Except (i) as otherwise specifically permitted by this Agreement, (ii) as contemplated by the Master Restructuring Agreement, the other Initial Agreements, the Ancillary Agreements or the Partnership Agreement or (iii) with the prior written consent of KB and TR, from and after the date of this Agreement and until the Effective Time, KBI covenants that:

                  (a) KBI shall conduct the Business as currently conducted and only in the ordinary course of business consistent with past practice;

                  (b) KBI shall use its reasonable business efforts to preserve the business organization of the Business substantially intact, to keep available to KBI Sub the services of the employees of KBI, and to preserve for KBI Sub the goodwill of the suppliers, distributors, customers and others having business relationships with the Business;

                  (c) KBI shall promptly inform KB and TR in writing of any specific event or circumstance of which it is aware, or of which it receives notice, that has or is likely to have, individually or in the aggregate, taken together with the other events or circumstances, a Material Adverse Effect;

                  (d) KBI shall convert into cash not less than two (2) business days prior to the Closing all marketable securities and financial instruments owned or held by KBI; and

                  (e) KBI shall not:

                        (i) sell, lease, or otherwise transfer any assets necessary or otherwise material to the conduct of the Business which would constitute Acquired Assets, other than sales of Inventory and payment for goods and services in the customary course of business; or

                        (ii) change its method of accounting or keeping its books of account or accounting practices with respect to the Business.

                                    ARTICLE 5


                          CERTAIN ADDITIONAL COVENANTS

            5.1   Certain Tax Matters.

                  (a) Taxes. KBI Sub shall be responsible for all state and local sales, use, transfer, real property transfer, documentary stamp, recording and other similar Taxes arising from and with respect to the transfer of the Acquired Assets (including any intermediate transfer or deemed transfer between KBI and any of its Affiliates).

                  (b) Tax Returns and Records. KBI Sub shall (i) provide KBI with such assistance as may reasonably be requested by KBI in connection with the preparation of any Tax return, any audit or other examination by any taxing Governmental Entity or any judicial or administrative proceeding with respect to Taxes, (ii) retain and provide KBI with any records or other information which may be relevant to such return, audit, examination or proceeding, and (iii) provide KBI with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax return of KBI for any period (which shall be maintained confidentially). Without limiting the generality of the foregoing, KBI Sub shall retain, until the applicable statutes of limitations (including all extensions) have expired, copies of all Tax returns, supporting workpapers, and other books and records or information which may be relevant to such returns for all Tax periods or portions thereof ending before or including the Closing Date, and shall not destroy or dispose of such records or information without first providing KBI with a reasonable opportunity to review and copy the same. With respect to Taxes incurred in connection with, relating to or arising out of the Business prior to the Closing Date that are not yet due or owing as of the Closing Date, KBI shall
(i) timely file when due all returns and reports for such Taxes, including information returns, that are required to be filed, (ii) timely pay when due the Taxes that are shown to be due pursuant to such returns or reports, and (iii) timely pay when due all other Taxes not required to be reported on returns.

            5.2 Records. KBI may retain copies of such business, financial, tax and legal books and records as it deems appropriate for its tax, accounting and legal purposes. In addition, KBI Sub covenants and agrees that for a period of eight (8) years after the Closing Date, it shall retain all books and records conveyed to it hereunder in substantially their condition at the time of the Closing and shall give KBI and its representatives full and complete access to such books and records and shall permit KBI and such representatives to make copies of any of such books and records. None of such books and records shall be destroyed or discarded during such eight-year period without the prior written approval of KBI or without first offering such books and records to KBI upon at least 30 days' prior written notice, during which time KBI shall have the right (subject to the provisions hereof) to examine and to remove any such files, books and records prior to their destruction. The access to files, books and records contemplated by this Section 5.2 shall be during normal business hours and upon not less than two (2) business days prior written request.

            5.3 Discharge of Obligations. KBI covenants and agrees, subsequent to the Effective Time, to promptly pay and to otherwise fulfill and discharge (including, where necessary, by obtaining any necessary releases or terminations) any and all obligations and liabilities of KBI which are not Assumed Liabilities hereunder, including, without limitation, liabilities and obligations arising under any bulk sale transfer or tax laws, when due and payable and otherwise prior to the time at which any of such obligations or liabilities could in any way result in or give rise to a claim against the Acquired Assets, or KBI Sub, or adversely affect KBI Sub's title to or use of any of the Acquired Assets.

            5.4 Delivery of Funds. Subsequent to the Effective Time, KBI shall deliver to KBI Sub any funds and any checks, notes, drafts and other instruments for the payment of money, duly endorsed to KBI Sub, received by KBI, at or after the Effective Time, comprising payment of any amounts due from others pursuant to accounts receivable or otherwise, which such payment comprises a part of the Acquired Assets.


                                    ARTICLE 6


                                EMPLOYEE MATTERS

            6.1 KBI Employees. (a) KBI Sub shall offer employment as of the Effective Time to all individuals who are KBI employees on the Closing Date (including without limitation any persons on long-term or short-term disability or leave of absence). KBI shall reasonably cooperate with KBI Sub in its efforts to cause KBI employees to become employees of KBI Sub. Nothing in this Agreement shall be construed to limit KBI Sub's right to terminate the employment of any KBI employee who becomes an employee of KBI Sub. All employees who terminate employment with KBI prior to the Closing Date or do not accept offers of employment by KBI Sub will be deemed to have voluntarily resigned from KBI.

            (b) KBI Sub shall credit the service of Transferred Employees with KBI (including service with TR credited by KBI) as service with KBI Sub for purposes of eligibility and vesting, and benefit accrual, under each employee benefit plan or policy of KBI Sub which covers Transferred Employees.

            (c) Between the date hereof and the Closing Date and for a two-year period from and after the Closing Date, neither TR nor any of its Affiliates shall solicit for employment without KB's consent any individual employed by KBI on the date hereof or any other individual employed by KBI Sub on or after the Closing Date. Between the date hereof and the Closing Date and for a one-year period after the Closing Date, neither TR nor any of its Affiliates shall employ without KB's consent any such individual. The foregoing restrictions shall not apply to any such individual dismissed by the Partnership.

            6.2 Employee Benefit Plans. (a) Effective as of the Effective Time, KBI Sub shall adopt and assume each Plan of KBI and shall assume all of KBI's rights, responsibilities and obligations under or related to such Plan. KBI Sub shall be solely responsible for ensuring that all benefits payable under the Plans from or after the Effective Time (including severance or other benefits payable as a result of the transactions contemplated by this Agreement), and all contributions, insurance premiums and administrative expenses payable with respect to the Plans for periods beginning on or after the Effective Time, are paid when due, regardless of when such benefits accrued. KBI Sub shall indemnify TR and KBI against any and all claims for such benefits, contributions, insurance premiums and expenses. Effective as of or as soon as practicable after the Effective Time, KBI shall use its reasonable efforts to cause all assets attributable to any Plan and any insurance policies or other agreements related to any Plan to be assigned to KBI Sub. All Transferred Employees who are participants in any Plan shall be entitled to continue to participate in such Plan from and after the Effective Time, subject to Section 6.3.

            (b) The parties agree to furnish each other with such information concerning employees and the Plans, and to take all such other actions as are necessary and appropriate to implement the transactions contemplated by this
Section 6.2. The costs and expenses of taking the actions prescribed by this
Section 6.2 shall be borne equally by KBI and KBI Sub, provided that such expenses do not exceed $20,000; and provided further, that KBI Sub alone shall bear all such costs in excess of $20,000.

            6.3 Plan Amendments and Terminations. Nothing in this Agreement shall be construed to limit KBI Sub's right to amend or terminate any employee benefit plan or policy or related insurance policy (including any Plan assumed from KBI). KBI Sub shall bear and be solely responsible for any and all Liabilities arising out of the termination, modification or amendment of any Plan.

            6.4 Severance and WARN Act Liabilities. For the six-month period beginning as of the Effective Time, KBI Sub shall provide severance and termination indemnity payments, salary continuation, special bonuses and like benefits to the Transferred Employees that are no less favorable than those provided under KBI's severance pay plans, policies or arrangements, whichever is more generous to such employees or former employees. KBI Sub agrees to pay and to be responsible for all Liabilities, costs and expenses for such severance, termination indemnity payments, salary continuation, special bonuses and like costs with respect to any of the Transferred Employees that arise from the subsequent termination of employment of an employee by KBI Sub after the Effective Time. KBI Sub agrees to pay and be responsible for all liabilities, costs, expenses and sanctions resulting from any failure of KBI to give any required notices or notifications under or otherwise to comply with, the WARN Act, and the regulations promulgated thereunder arising out of, based upon or resulting from the transactions contemplated by this Agreement.

            6.5 Employment Records and Taxes. (a) The parties agree that, to the extent permissible under applicable law, (i) KBI Sub shall be a successor employer for purposes of the Federal Insurance Contributions Act and the Federal Unemployment Tax Act and (ii) at KBI Sub's request, KBI Sub shall be a successor employer for purposes of any applicable state unemployment compensation, workers compensation, and disability laws.

            (b) Pursuant to Section 5.01 of Revenue Procedure 96-60, KBI shall be relieved from furnishing U.S. Internal Revenue Service Forms W-2 to KBI employees for the calendar year in which the Closing occurs, and KBI Sub shall timely furnish such forms for such year reflecting wages paid and taxes withheld by both KBI Sub and KBI.

            (c) The parties agree to furnish each other with such wage, tax and other information concerning owners, principals, employees and employee benefit plans, and to take all such other action, as is necessary and appropriate to effect the transactions contemplated by this Article 6, and to enable the parties to make any required governmental filings.


                                    ARTICLE 7


                                    SURVIVAL

            7.1 Survival. All covenants and agreements contained in this Agreement shall survive (and not be affected in any respect by) the Closing indefinitely and any investigation conducted by any party hereto.


                                    ARTICLE 8


                           TERMINATION; MISCELLANEOUS

            8.1 Termination. This Agreement shall terminate automatically in the event that, prior to the Closing, the Master Restructuring Agreement terminates in accordance with the terms thereof.

            8.2 Assignment and Release. (a) None of the parties hereto may assign this Agreement or any of its rights or obligations hereunder, except that KBI Sub may assign this Agreement and its rights and obligations hereunder to the Partnership pursuant to the Assignment and Assumption Agreement attached hereto as Exhibit A (the "Assignment Agreement"), and upon such assignment, all references to KBI Sub or to a "party" in this Agreement (other than this Section 8.2) shall be deemed thereafter to refer to the Partnership in lieu of KBI Sub. This Agreement shall inure to the benefit of KBI Sub and, upon the assignment of this Agreement to the Partnership pursuant to the Assignment Agreement, the Partnership. Any assignment or other Transfer of this Agreement not expressly permitted by this Section shall be void.

            (b) Upon the assignment by KBI Sub of this Agreement to the Partnership and the assumption by the Partnership of the obligations of KBI Sub hereunder pursuant to the Assignment Agreement, KBI Sub shall automatically and without any further action by any Person be released from all of its obligations hereunder, including without limitation from all liability and obligation with respect to the Assumed Liabilities.

            8.3 Bulk Transfer. The parties hereto hereby waive compliance with the provisions of any applicable bulk sales law of any jurisdiction in connection with the transactions contemplated hereby and no representation, warranty or covenant contained in this Agreement shall be deemed to have been breached as a result of such non-compliance.

            8.4 Indemnity. KBI Sub agrees to indemnify, defend and hold harmless KBI and its Affiliates and each of their respective officers, directors, employees and agents from and against any and all Indemnity Losses arising out of, based upon or resulting from the Assumed Liabilities. KBI agrees to indemnify, defend and hold harmless KBI Sub and its Affiliates and KB and its Affiliates and each of their respective officers, directors, employees and agents from and against any and all Indemnity Losses arising out of, based upon or resulting from the Excluded Liabilities. Any claim for indemnification hereunder shall be on a net-after tax basis in accordance with, and shall be subject to the procedures set forth in, Section 10.3 of the Master Restructuring Agreement.

            8.5 Third Party Rights. Except as otherwise provided in Section 8.4 hereof with respect to the indemnification obligations for the benefit of officers, directors, employees and agents, the provisions of this Agreement shall not inure to the benefit of any present or former director, officer, employee or agent of any of the parties hereto either as a third party beneficiary or otherwise.

            8.6 Specific Performance. KBI acknowledges and agrees that the Business and the Acquired Assets are unique and not available on the open market and that each of KBI Sub and KB shall have, in addition to all other legal remedies available to it, the right (i) to enforce the terms of this Agreement by a decree of specific performance and (ii) to obtain an injunction restraining any violation or threatened violation of this Agreement. KBI will cooperate with KBI Sub and KB to the extent KBI Sub or KB may reasonably request in the defense of any proceeding seeking to restrain, prohibit, invalidate or set aside the conveyance of the Business or the Acquired Assets to the Partnership as assignee of KBI Sub pursuant to Section 8.2 hereof.

            8.7 Certain Related Provisions in the Master Restructuring Agreement. This Agreement is subject to Articles 9, 10 and 12 of the Master Restructuring Agreement.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                    TR



                                    By:  /s/ Judy C. Lewent
                                         ------------------------------------
                                         Name:  Judy C. Lewent
                                         Title: Senior Vice President and
                                                Chief Financial Officer

                                    KB



                                    By:  /s/ Christian Onfelt
                                         ------------------------------------
                                         Name:  Christian Onfelt
                                         Title: Vice President

                                    KBI



                                    By:  /s/ Judy C. Lewent
                                         ------------------------------------
                                         Name:  Judy C. Lewent
                                         Title: Authorized Signatory



                                    By:  /s/ Christian Onfelt
                                         ------------------------------------
                                         Name:  Christian Onfelt
                                         Title: Authorized Signatory


                                    KBI SUB INC.



                                    By:  /s/ Peter E. Nugent
                                         ------------------------------------
                                         Name:  Peter E. Nugent
                                         Title: President